October 11, 2012

BY E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Dear Ms. Blye:

Re:	Ivanhoe Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 0-30586

We hereby acknowledge receipt of the comment letter dated September 28, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 10-K for the Fiscal Year Ended December 31, 2011 (the “10-K”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.  Terms used but not defined herein have the meanings set forth in the 10-K.

RESPONSES TO STAFF COMMENTS

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.
We note that you list as subsidiaries in Exhibit 21.1 Ivanhoe Energy Middle East and North Africa and Ivanhoe Energy Latin America. We also note a 2008 news article reporting that strategic discussions for Ivanhoe Energy Middle East and North Africa have been initiated with investors and potential projects have been identified across the region in countries including Syria, and 2011 news articles discussing your activities in the Middle East and North Africa. Iran and Syria, located in the Middle East, Sudan located in North Africa, and Cuba, located in Latin America are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about these countries.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. In this regard, we note disclosure in the Form 10-K about your exploration arrangements with China National Petroleum Corporation (CNPC) in the Zitong and Danang oilfields, and we note company press releases and recent news reports discussing your arrangements with CNPC’s subsidiary PetroChina in these oil blocks. We note from public information including PetroChina’s SEC filings that CNPC conducts oil exploration and extraction activities in Iran, Syria, Sudan and Cuba, and that there have been divestment initiatives against PetroChina because of these activities.

Your response should describe any products, technology or services you have provided to or received from Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments, including payments for exploration or extraction.

Response:

Ivanhoe Energy MENA Inc. and Ivanhoe Energy (Middle East) Inc. are both dormant subsidiaries that do not carry on any active business. Although, in the past, the Company, itself and through the aforementioned dormant subsidiaries, pursued, or considered pursuing, business opportunities in a number of Middle Eastern countries (including Egypt, the United Arab Emirates, Bahrain, Kuwait, Iraq, Libya, Oman, Qatar and Syria), none of these business opportunities ever proceeded beyond the purely exploratory stage. Certain countries, such as Syria, were identified conceptually as potential hosts for the Company’s projects but no further action was taken. The Company has never, itself or through the aforementioned dormant subsidiaries, carried on business or pursued any business opportunities in or with Iran or Sudan.

Ivanhoe Energy Latin America Inc. currently carries on business and is pursuing business opportunities, indirectly through its subsidiaries, throughout the Latin America region, but not in or with Cuba. None of the Company, Ivanhoe Energy Latin America Inc. or any subsidiaries have ever carried on business or pursued any business opportunities in or with Cuba.

The Company has no past, current or anticipated contacts with Iran, Syria, Sudan or Cuba, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. Although we are discussing with affiliates of CNPC the mutual pursuit of business opportunities in other countries (not including Iran, Syria, Sudan or Cuba), our current business relationships with CNPC and PetroChina are limited to production sharing contracts in respect of oil and gas blocks located within China. We have no knowledge (other than from public information) of any activities undertaken by CNPC or PetroChina in Iran, Syria, Sudan or Cuba and the Company has had no direct or indirect involvement in such activities.

The Company has never directly or indirectly provided to, or received from, Iran, Syria, Sudan or Cuba any products, technology or services and has never had any agreements, commercial arrangements or other contacts with the governments of these countries or entities controlled by their governments, including payments for exploration or extraction.

2.
Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. Please address specifically the potential for reputational harm from your relationships with CNPC and PetroChina.

Response:

As noted above, the Company has no contacts with Iran, Syria, Sudan or Cuba. Accordingly, a discussion of the materiality of such contacts would not be applicable to the Company.

We do not believe that the Company’s current relationship with CNPC and PetroChina, which is limited to exploration and extraction activities within China, is likely to be a source of materially negative investor sentiment against the Company or the cause of reputational harm to the Company on the basis that CNPC reportedly carries on business in Iran, Syria, Sudan and Cuba. It is not our policy to boycott all companies that have, or may have, any business dealings of any kind with Iran, Syria, Sudan, or Cuba, nor do we believe that our shareholders would expect us to adopt such a policy.

Closing Comments

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the 10-K.  The Company further acknowledges that comments of the Staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the 10-K. In addition, the Company further acknowledges that it may not assert the comments of the Staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response.  Please direct all questions or comments regarding this filing to the undersigned at 403-616-5053.

Yours sincerely,

on behalf of
Ivanhoe Energy Inc.

/s/ Gerald D. Schiefelbein

Gerald D. Schiefelbein
Chief Financial Officer